

December 20, 2023

Joseph E. Teichman, Esq.
Executive Vice President and General Counsel
Lightstone Value Plus REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701

> **Re: Lightstone Value Plus REIT II, Inc.**
> **Schedule TO-I/A Filed December 18, 2023**
> **File No. 005-94193**

Dear Joseph E. Teichman:

We have reviewed your filing and have the following comments.

Please respond to this letter by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our letter, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, as amended, unless otherwise indicated.

Schedule TO-I/A Filed December 18, 2023
Withdrawal Rights, page 15

1. We reissue prior comment 5 in our letter dated December 7, 2023. It does not appear that January 30, 2024 is the 40th business day (as defined in Rule 13e-4(a)(3)) after commencement of this Offer. Please revise or advise.

Conditions of the Offer, page 16

2. We reissue in part prior comment 6 in our letter dated December 7, 2023. While you have added a materiality qualifier to the relevant condition, you have not clarified for stockholders what is meant by "indirectly involving the United States" for purposes of this condition. Additionally, all offer conditions must be objective and outside the control of the offeror to avoid illusory offer concerns under Regulation 14E. Therefore, please also revise the condition to include an objective standard, such as a standard of reasonableness, against which the Board's determination may be judged.

Recommendation, page 27

3.   We reissue prior comment 9 in our letter dated December 7, 2023. While you explain in your response letter that the Company's board of directors did not consider the trading prices of the Shares in the secondary market in setting the Offer price, we do not see any further disclosure in this section regarding how the Company determined the specific Offer price of $6.00 per Share. Please revise or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-330-1032, or Eddie Kim at 202-679-6943.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions